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                            June 9, 2020

       George Athanasiadis
       Chief Executive Officer
       Fast Casual Concepts, Inc.
       141 Amsterdam Rd.
       Grove City, PA 16127

                                                        Re: Fast Casual
Concepts, Inc.
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed May 21, 2020
                                                            File No. 024-11190

       Dear Mr. Athanasiadis:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

       Amendment No. 1 to Form 1-A Filed May 21, 2020

       Current risks in the industry include the Coronavirus Pandemic, page 5

   1. We note your revised disclosure states that your dine-in options could be affected for a longer period of time
than is now expected and could have a negative effect on your business. Please revise
your disclosure to discuss how your dine-in options have changed due to COVID-19, how
long you currently expect the change in dine-in options to remain in place, and the key
considerations and milestones that will inform your decision to resume normal
operations. In addition, please revise, where appropriate, to discuss how you expect the pandemic
to affect your plans to open several restaurants in 2020 and to begin franchising in
2021 as disclosed on page 14.
 George Athanasiadis
Fast Casual Concepts, Inc.
June 9, 2020
Page 2
Exhibits, page 34

2.    Please advise your auditor to further revise their consent filed as
Exhibit 11.1 to address
      them being named as an "expert" on page 22. Please refer to Item 17.11(a)(iii) in Part III of Form 1-A.
3. Please include the audit report alongside your financial statements in Part F/S of Form 1-
      A and make arrangements with your auditor to revise their audit report to:
        include the related notes in the identification of the financial statements in the opinion on the financial statements section, as required by PCAOB Auditing Standard 3101, paragraph 8(d); and
        refer to the correct note to the financial statements in the going concern section.
Index to Exhibits, page 34

4. We note your response to prior comment 9; however, we are unable to locate your revised subscription agreement. Please file the revised subscription agreement with your next amendment.
Signature Page, page 34

5. We note your response to prior comment 10 and re-issue the comment. Please revise to add a signature block for the issuer and ensure that the signature block is signed by a duly authorized representative on behalf of the issuer. It appears that your intention is to have
      Mr. Athanasiadis sign for the company. If so, please ensure that he signs beneath the signature block for the company and separately in his individual capacity as a board member.
       You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                            Sincerely,
FirstName LastNameGeorge Athanasiadis
                                                            Division of
Corporation Finance
Comapany NameFast Casual Concepts, Inc.
                                                            Office of Trade &
Services
June 9, 2020 Page 2
cc:       Jack Brannelly, Esq.
FirstName LastName